Frontier Bio: Exploring a New Community Round

Recipients

Frontier Bio: Exploring a New Community Round

Hi {{First Name}},

As an early supporter of Frontier Bio, I wanted you to be the first to hear about a new update to our capital strategy: **we are currently exploring a new community round on Wefunder.**

We are considering this raise to aggressively scale our commercial tissue models and advance our vascular graft toward the clinic.

Our Highlights:

- **Revenue-Generating:** $5.5M in cumulative sales to date.
- **Top-Tier Validation:** Funded by investors that include a Nobel-prize winning scientist and advised by Dr. George Church (Harvard/MIT).
- **Institutional Support:** National Science Foundation SBIR awardee with Mayo Clinic collaboration.

Take a sneak peek at our draft campaign page & video and reserve an early, non-binding spot here:

https://wefunder.com/frontier.bio

Best,

Eric Bennett
CEO | Frontier Bio
frontierbio.com

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